

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2016

Mail Stop 4561

Michael Xiangyu Chen
Chief Executive Officer
iDreamSky Technology Limited
16/F, A3 Building, Kexing Science Park
15 Keyuan Road North, Nanshan District
Shenzhen, Guangdong, 518105
The People's Republic of China

> **Re:** **iDreamSky Technology Limited**
> **Amendment No. 2 to Schedule 13E-3**
> **File No. 005-88636**
> **Filed March 25, 2016**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comments refer to our letter dated March 21, 2016.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Summary Term Sheet

Support Agreement, page 6

1.   We note your response to prior comment 1 regarding whether Mr. Jeffrey Lyndon Ko and Shipshape should be filing persons to the going-private transaction. It appears that Mr. Ko and Shipshape should be included as filers on the Schedule 13E-3 since Mr. Ko controls Shipshape, which is a party to the Support Agreement, and will be a member of management after the proposed transaction. Please revise the Schedule 13E-3 accordingly, and provide all of the disclosure required by that Schedule as to those

entities. Please refer to Compliance & Disclosure Interpretation 201.05 (Jan. 26, 2009) [available at https://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm] for further guidance.

Financing, page 63

2.   We note your response to prior comment 7 regarding our request that you file the "Fee Letter" as part of your Debt Commitment Letter and your belief that the filing of the Fee Letter is not material to shareholders. Item 1016(b) of Regulation M-A requires loan agreements or arrangements disclosed under Item 1007(d) be filed as exhibits to Schedule 13E-3 and does not provide that filing persons may exclude schedules or attachments that contain material terms. Confidential treatment of specific and discrete terms of any exhibit may be requested, where appropriate. Please file your Debt Commitment Letter in its entirety, which includes the Fee Letter that is incorporated by reference.

You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3263 with any questions.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Paul Strecker, Esq.
        Shearman & Sterling